UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 20 4
                                 (CUSIP Number)

                                January 15, 2003
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

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CUSIP No. 927926 20 4                                                Page 2 of 5

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     Viceroy Resource Corporation

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Not Applicable
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Columbia, Canada
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           506,060
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         506,060
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,060
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.6%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 927926 20 4                                                Page 3 of 5


Item 1(a).  Name of Issuer:

            Vista Gold Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7961 Shaffer Parkway, Suite 5
            Littleton, Colorado 80127

Item 2
            (a). - (c).
            Name, Principal Business Address and Citizenship of Person Filing:

            Viceroy Resource Corporation
            Suite 900 - 570 Granville Street
            Vancouver, British Columbia, Canada V6C 3P1
            Citizenship:  British Columbia, Canada

Item 2(d).  Title of Class of Securities:

            Common Shares

Item 2(e).  CUSIP Number:

            927926 20 4

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a)   |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.

            (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)   |_| Investment company registered under Section 8 of the
                      Investment Company Act.

            (e)   |_| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E).

            (f)   |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F).

            (g)   |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(ii)(G).

            (h)   |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                      Not Applicable

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CUSIP No. 927926 20 4                                                Page 4 of 5


Item 4.     Ownership.

            The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

            Percentage ownership based on 10,780,620 Common Shares outstanding at January 17, 2003. Viceroy Resource Corporation owns 203,030 Common Shares of the Issuer and warrants to purchase an additional 303,030 Common Shares of the Issuer exercisable for a period of two years (expiring in August 2004).

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 927926 20 4                                                Page 5 of 5


                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2003                      Viceroy Resource Corporation


                                            By:  /s/ Kim C. Casswell
                                                 -------------------------------
                                                 Name: Kim C. Casswell
                                                 Title: Corporate Secretary